FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 26 April 2012 pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HSBC HOLDINGS PLC
GRANT OF SHARE OPTIONS

This announcement is made pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 24 April 2012 HSBC Holdings plc (the "Company") granted share options ("Options") to employees to subscribe for a total of 44,868,386 ordinary shares of US$0.50 each of the Company under the savings-related share option plans adopted on 27 May 2005.  The following are the details of the grant:

Price at which the Options granted	Option Period	Number of shares under Option
	1 year	4,813,389
GBP4.4621	3 years	19,686,283
	5 years	4,776,196

	1 year	278,371
EUR5.3532	3 years	443,691
	5 years	105,770

	1 year	5,319,347
HKD55.4701	3 years	5,971,576
	5 years	807,389

	1 year	314,110
USD7.1456	3 years	1,491,085
	5 years	389,899

USD7.5922	1 year	471,280

	1 year	11,196,497
Total number of options granted	3 years	27,592,635
	5 years	6,079,254
		44,868,386

Closing price of the ordinary shares on the date of grant	£5.535
Validity period of the Options	1 year, exercisable from 1 Aug 2013 to 31 Oct 2013 3 years, exercisable from 1 Aug 2015 to 31 Jan 2016 5 years, exercisable from 1 Aug 2017 to 31 Jan 2018

Included in the above are options  granted to a director of the Company as follows:

Name                                 Position                      No. of Options          Price                 Option Period
Douglas Jardine Flint      Group Chairman        2,016                           GBP4.4621        3 years

By Order of the Board
R G Barber
Group Company Secretary
26 April 2012

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, A A Flockhart,    J W J Hughes-Hallett†,
W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

Hong Kong Stock Code: 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 26 April 2012